This preliminary pricing supplement relates to an effective registration statement under the Securities Act of 1933, but is not complete and may be changed. This preliminary pricing supplement and the accompanying prospectus supplement and prospectus are not an offer to sell these securities and are not soliciting an offer to buy these securities in any state where such an offer or sale would not be permitted.
PSIf this document is a Prospectus Supplement, do not delete this paragraph.
Filed pursuant to Rule 424(b)(2)
Registration No. 333-136666
Subject to Completion, dated January 9, 2008
Amends and Supersedes Pricing Supplement dated January 8, 2008
PRICING SUPPLEMENT
(To Prospectus Dated August 16, 2006 and
Prospectus Supplement Dated August 16, 2006)

The Bear Stearns Companies Inc.

$[●] Principal Protected Notes, Linked to the Strengthening of the Singapore Dollar, South Korean Won, New Taiwan Dollar, Malaysian Ringgit, and Indonesian Rupiah Exchange Rates against the U.S. Dollar, Due January [●], 2010

•
The Notes are 100% principal protected if held to maturity and are linked to an equally weighted basket (the “Basket”) consisting of the currency exchange rates between: (1) the U.S. Dollar and the Singapore Dollar (the “SGD Exchange Rate”); (2) the U.S. Dollar and the South Korean Won (the “KRW Exchange Rate”); (3) the U.S. Dollar and the New Taiwan Dollar (the “TWD Exchange Rate”); (4) the U.S. Dollar and the Malaysian Ringgit (the “MYR Exchange Rate”); and (5) the U.S. Dollar and the Indonesian Rupiah (the “IDR Exchange Rate” and, together with the SGD Exchange Rate, the KRW Exchange Rate, the TWD Exchange Rate, and the MYR Exchange Rate, each a “Component” and collectively the “Components”), each expressed as the number of units of the U.S. Dollar, per Singapore Dollar, South Korean Won, New Taiwan Dollar, Malaysian Ringgit, or Indonesian Rupiah (each a “Reference Currency” and collectively the “Reference Currencies”), as applicable. The weighting of each Component is fixed at 20% and will not change, unless any Component is modified during the term of the Notes. When we refer to Notes in this pricing supplement, we mean Notes with a principal amount of $1,000. On the Maturity Date, you will receive the Cash Settlement Value, an amount in cash that is based on the Basket Performance.

•
If the Basket Performance is greater than 0%, the Cash Settlement Value per note will equal $1,000 plus the product of: (a) $1,000 multiplied by (b) the Participation Rate multiplied by (c) the Basket Performance.

•
If the Basket Performance is less than or equal to 0%, the Cash Settlement Value per Note will equal $1,000. Because the Notes are 100% principal protected if held to maturity, in no event will the Cash Settlement Value at maturity be less than $1,000 per Note.

•	The Participation Rate is [130.00-140.00]%

•
The Basket Performance is equal to the quotient (expressed as a percentage) of (i) the sum of the five Component Performances divided by (ii) 5. The “Component Performance” with respect to each Component is the percentage resulting from the quotient of (a) the Final Fixing Level minus the Initial Fixing Level, divided by (b) the Initial Fixing Level. For the avoidance of doubt, the Basket Performance is greater when the Components, on average, increase, as increasing Currency Exchange Rates mean that more U.S. Dollars are required to purchase units of the respective Reference Currency.

•	The Final Fixing Date is scheduled to be January [●], 2010. The Final Fixing Date is subject to adjustment as described herein.

•	The Maturity Date for the Notes is expected to be January [●], 2010. If the Final Fixing Date is postponed, the Maturity Date will be three Business Days following the postponed Final Fixing Date.

•	The CUSIP number for the Notes is 073928Z63.

•	The Notes will not be listed on any U.S. securities exchange or quotation system.

INVESTMENT IN THE NOTES INVOLVES CERTAIN RISKS. THERE MAY NOT BE A SECONDARY MARKET IN THE NOTES, AND IF THERE WERE TO BE A SECONDARY MARKET, IT MAY NOT BE LIQUID. YOU SHOULD REFER TO “RISK FACTORS” BEGINNING ON PAGE PS-11.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Notes or determined that this pricing supplement, or the accompanying prospectus supplement and prospectus, is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Note	Total
Initial public offering price	[●]%‡	$ [●]
Agent’s discount	[●]%	$ [●]
Proceeds, before expenses, to us	[●]%	$ [●]

*[Investors who purchase an aggregate principal amount of at least $1,000,000 of this Note offering will be entitled to purchase Notes for [99.00]% of the principal amount.]
‡Any additional reissuances will be offered at a price to be determined at the time of pricing of each offering of Notes, which will be a function of the prevailing market conditions and the Components at the time of the relevant sale.
We may grant the agents a 13-day option from the date of the final pricing supplement, to purchase from us up to an additional $[●] of Notes at the public offering price, less the agent’s discount, to cover any over-allotments.
We expect that the Notes will be ready for delivery in book-entry form only through the book-entry facilities of The Depository Trust Company in New York, New York, on or about the Settlement Date, against payment in immediately available funds. The distribution of the Notes will conform to the requirements set forth in Rule 2720 of the National Association of Securities Dealers, Inc. Conduct Rules.

Bear, Stearns & Co. Inc.
January [●], 2008

SUMMARY

This summary highlights selected information from the accompanying prospectus and prospectus supplement and this pricing supplement to help you understand the Notes. You should carefully read this entire pricing supplement and the accompanying prospectus supplement and prospectus to fully understand the terms of the Notes, as well as the principal tax and other considerations that are important to you in making a decision about whether to invest in the Notes. You should carefully review the section “Risk Factors” in this pricing supplement and “Risk Factors” in the accompanying prospectus supplement, which highlight a number of significant risks, to determine whether an investment in the Notes is appropriate for you. All of the information set forth below is qualified in its entirety by the more detailed explanation set forth elsewhere in this pricing supplement and the accompanying prospectus supplement and prospectus. If information in this pricing supplement is inconsistent with the prospectus or prospectus supplement, this pricing supplement will supersede those documents. In this pricing supplement, the terms “Company,” “we,” “us” and “our” refer only to The Bear Stearns Companies Inc., excluding its consolidated subsidiaries.

The Bear Stearns Companies Inc. Medium-Term Notes, Series B, Principal Protected Notes, Linked to the Strengthening of the Singapore Dollar, South Korean Won, New Taiwan Dollar, Malaysian Ringgit, and Indonesian Rupiah Exchange Rates against the U.S. Dollar, Due January [●], 2010 (the “Notes”) are Notes whose return is tied or “linked” to an equally weighted basket (the “Basket”) comprised of the Currency Exchange Rates between: (a) the U.S. Dollar and the Singapore Dollar (the “SGD Exchange Rate”); (b) the U.S. Dollar and the South Korean Won (the “KRW Exchange Rate”); (c) the U.S. Dollar and the New Taiwan Dollar (the “TWD Exchange Rate”); (d) the U.S. Dollar and the Malaysian Ringgit (the “MYR Exchange Rate”); and (e) the U.S. Dollar and the Indonesian Rupiah (the “IDR Exchange Rate” and, together with the SGD Exchange Rate, the KRW Exchange Rate, the TWD Exchange Rate, and the MYR Exchange Rate, each a “Component” and collectively the “Components”), , each expressed as the number of units of the U.S. Dollar, per Singapore Dollar, South Korean Won, New Taiwan Dollar, Malaysian Ringgit, or Indonesian Rupiah (each a “Reference Currency” and collectively the “Reference Currencies”), as applicable. The weighting of each Component is fixed at 20% and will not change, unless any Component is modified during the term of the Notes. When we refer to Notes in this pricing supplement, we mean Notes with a principal amount of $1,000. The Notes are principal protected if held to maturity.

On the Maturity Date, you will receive the Cash Settlement Value, an amount in cash that is based on the Basket Performance. The Basket Performance is equal to the quotient (expressed as a percentage) of (i) the sum of the five Component Performances, divided by (ii) 5. The Component Performance with respect to each Component is the percentage resulting from the quotient of (a) the Final Fixing Level minus the Initial Fixing Level, divided by (b) the Initial Fixing Level. For the avoidance of doubt, the Basket Performance is greater when the Components, on average, increase, as increasing Currency Exchange Rates mean that more U.S. Dollars are required to purchase units of the respective Reference Currency. If the Basket Performance is greater than 0%, the Cash Settlement Value per note will equal $1,000 plus the product of: (a) $1,000 multiplied by (b) the Participation Rate multiplied by (c) the Basket Performance. If the Basket Performance is less than or equal to 0%, the Cash Settlement Value per Note will equal $1,000. Because the Notes are 100% principal protected if held to maturity, in no event will the Cash Settlement Value at maturity be less than $1,000 per Note. We will not pay any interest during the term of the Notes.

Selected Investment Considerations

•
Full principal protection—If the Basket Performance is less than or equal to 0%, in all cases the Cash Settlement Value per Note will be $1,000. Because the Notes are 100% principal protected, in no event will the Cash Settlement Value, at maturity, be less than $1,000 per Note.

•
Bullish on the Reference Currencies / Bearish on the U.S. Dollar—The Notes may be an attractive investment for investors who have a bullish view, on average, of the Reference Currencies relative to the U.S. Dollar (or equivalently, a bearish view, on average, of the U.S. Dollar relative to the Reference Currencies). If the Basket Performance is greater than 0%, the Cash Settlement Value per note will equal $1,000 plus the product of: (a) $1,000 multiplied by (b) the Participation Rate multiplied by (c) the Basket Performance. Therefore, the Notes will allow you to participate in [130.00-140.00]% of the Basket Performance, at maturity. The Basket Performance will only be positive if, on average, the value of the U.S. Dollar depreciates relative to the Initial Fixing Levels of the Reference Currencies. If, on average, the U.S. Dollar appreciates in value relative to the Reference Currencies, the Cash Settlement Value payable at maturity, and therefore the market value of the Notes, will be adversely affected.

•
No current income—We will not pay any interest on the Notes. The yield on the Notes may be less than the overall return you would earn if you purchased a conventional debt security at the same time and with the same maturity. Because the Cash Settlement Value depends upon the Basket Performance, the effective yield to maturity on the Notes is not known and may not be enough to compensate you for any opportunity cost implied by inflation and other factors relating to the time value of money.

•
Diversification—The Basket represents the relationship between each of the Reference Currencies and the U.S. Dollar. The Basket Performance is greater when the Components, on average, increase, as increasing Currency Exchange Rates mean that more U.S. Dollars are required to purchase units of the respective Reference Currency. Therefore, the Notes may allow you to diversify an existing portfolio or investment.

Selected Risk Considerations

•
Possible loss of value in the secondary market—Your principal investment in the Notes is 100% protected only if you hold your Notes to maturity. If you sell your Notes prior to the Maturity Date, you may receive less, and possibly significantly less, than your initial investment in the Notes.

•
Volatility of the Components—The Components are volatile and are affected by numerous factors specific to each country represented by a Reference Currency. The value of each Reference Currency relative to the U.S. Dollar, which is primarily affected by the supply and demand for the respective Reference Currency and the U.S. Dollar, may be affected by political, economic, financial, legal, accounting and tax matters specific to the country in which the Reference Currency is the official currency.

•
No interest, dividend or other payments—During the term of the Notes, you will not receive any periodic interest or other distributions and such payments will not be included in the calculation of the Cash Settlement Value payable at maturity.

•
Not listed on any securities exchange or quotation system—You should be aware that we cannot ensure that a secondary market in the Notes will develop; and, if such market does develop, it may not be liquid. Our subsidiary, Bear, Stearns & Co. Inc. has advised us that it intends, under ordinary market conditions, to indicate prices for the Notes upon request. However, we cannot guarantee that bids for outstanding Notes will be made in the future; nor can we predict the price at which any such bids will be made. In any event, any such market-making activities will cease as of the close of business on the Maturity Date.

•
Components may not move in tandem—At a time when the value of one or more of the Reference Currencies increases, the value of one or more of the other Reference Currencies may decline. Therefore, in calculating the Basket Performance, increases in the value of one or more of the Reference Currencies against the U.S. Dollar may be moderated, or wholly offset, by lesser increases or declines in the value of one or more of the other Reference Currencies against the U.S. Dollar.

•
Not subject to the special rules for nonfunctional currency contingent payment debt instruments—We intend to treat the Notes as contingent payment debt instruments that are subject to taxation as described under the heading “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Contingent Payment Debt Instruments” in the accompanying prospectus supplement.

KEY TERMS

Issuer:	The Bear Stearns Companies Inc.

Face Amount:
The Notes will be denominated in U.S. Dollars. Each Note will be issued in minimum denominations of $1,000, with amounts in excess thereof in integral multiples of $1,000. When we refer to Notes in this pricing supplement, we mean Notes with a principal amount of $1,000.

Further Issuances:
Under certain limited circumstances, and at our sole discretion, we may offer further issuances of the Notes. These further issuances, if any, will be consolidated to form a single series with the Notes and will have the same CUSIP number and will trade interchangeably with the Notes immediately upon settlement.

Basket:
The Basket is comprised of the Currency Exchange Rates between: (1) the U.S. Dollar and the Singapore Dollar (the “SGD Exchange Rate”); (2) the U.S. Dollar and the South Korean Won (the “KRW Exchange Rate”); (3) the U.S. Dollar and the New Taiwan Dollar (the “TWD Exchange Rate”); (4) the U.S. Dollar and the Malaysian Ringgit (the “MYR Exchange Rate”); and (5) the U.S. Dollar and the Indonesian Rupiah (the “IDR Exchange Rate” and, together with the SGD Exchange Rate, the KRW Exchange Rate, the TWD Exchange Rate, and the MYR Exchange Rate, each a “Component” and collectively the “Components”), each expressed as the number of units of the U.S. Dollar, per Singapore Dollar, South Korean Won, New Taiwan Dollar, Malaysian Ringgit, or Indonesian Rupiah (each a “Reference Currency” and collectively the “Reference Currencies”), as applicable. The weighting of each Component is fixed at 20% and will not change, unless any Component is modified during the term of the Notes. The weighting of each Component is fixed at 20% and will not change, unless any Component is modified during the term of the Notes.

Cash Settlement Value:	On the Maturity Date, you will receive the Cash Settlement Value, an amount in cash that is based on the Basket Performance:

If the Basket Performance is greater than 0%, the Cash Settlement Value per note will equal $1,000 plus the product of: (a) $1,000 multiplied by (b) the Participation Rate multiplied by (c) the Basket Performance.

If the Basket Performance is less than or equal to 0%, the Cash Settlement Value per Note will equal $1,000. Because the Notes are 100% principal protected if held to maturity, in no event will the Cash Settlement Value at maturity be less than $1,000 per Note.

Basket Performance:	With respect to the Final Fixing Date, the quotient (expressed as a percentage) of (i) the sum of the five Component Performances, divided by (ii) 5. When expressed as a formula:

For the avoidance of doubt, the Basket Performance is greater when the Components, on average, increase, as increasing Currency Exchange Rates mean that more U.S. Dollars are required to purchase units of the respective Reference Currency.

Component Performance:	With respect to each Component, is the percentage resulting from the quotient of (a) the Final Fixing Level minus the Initial Fixing Level, divided by (b) the Initial Fixing Level.

Participation Rate:	[130.00-140.00]%.

Initial Fixing Level:
[●] with respect to the SGD Exchange Rate; [●] with respect to the KRW Exchange Rate; [●] with respect to the TWD Exchange Rate; [●] with respect to the MYR Exchange Rate; and [●] with respect to the IDR Exchange Rate which, in each case, represents the Currency Exchange Rate of such Component on the Initial Fixing Date.

Final Fixing Level:	With respect to each Component, the Currency Exchange Rate on the Final Fixing Date, as determined by the Calculation Agent.

Currency Exchange Rate:
With respect to each Component, the quotient of (i) one divided by (ii) the number of units of the applicable Reference Currency which can be exchanged for one unit of the U.S. Dollar as stated on the Fixing Page on the Final Fixing Date.

If, with respect to a Component, no fixing is published on the Final Fixing Date or the Initial Fixing Date, the relevant fixing level shall be determined by the Calculation Agent for the Final Fixing Date or the Initial Fixing Date, as applicable.

Fixing Page:
With respect to the SGD Exchange Rate, the reference rate published on Bloomberg page SGDUSD <Currency> <Go>; with respect to the KRW Exchange Rate, the reference rate published on Bloomberg page KRWUSD <Currency> <Go>; with respect to the TWD Exchange Rate, the reference rate published on Bloomberg page TWDUSD <Currency> <Go>; with respect to the MYR Exchange Rate, the reference rate published on Bloomberg page MYRUSD <Currency> <Go>; and with respect to the IDR Exchange Rate, the reference rate published on Bloomberg page IDRUSD <Currency> <Go>.

Final Fixing Date:
January [●], 2010; provided that, with respect to a Component, (i) if such date is not a Component Business Day (as defined herein) for that Component, then the Final Fixing Date for that Component will be the next succeeding day that is a Component Business Day for that Component and (ii) if a Market Disruption Event (as defined herein) exists for that Component on the Final Fixing Date, the Final Fixing Date for that Component will be the next Component Business Day for that Component on which a Market Disruption Event does not exist for that Component. If the Final Fixing Date for any Component is postponed for three consecutive Component Business Days due to the existence of a Market Disruption Event, then, notwithstanding the existence of a Market Disruption Event on that third Component Business Day, that third Component Business Day will be the Final Fixing Date for that Component. If no Market Disruption Event exists with respect to a Component on the Final Fixing Date, the determination of that Component’s Final Fixing Level will be made on the Final Fixing Date, irrespective of the existence of a Market Disruption Event with respect to one or more of the other Components.

Initial Fixing Date:	January [●], 2008

Maturity Date:
The Notes are expected to mature on January [●], 2010 unless such date is not a Business Day, in which case the Maturity Date shall be the next Business Day. If the Final Fixing Date is postponed, the Maturity Date will be three Business Days following the Final Fixing Date, as postponed for the last Component for which a Final Fixing Level is determined.

Interest:	The Notes will not bear interest.

Business Day:
Means any day other than a Saturday or Sunday, on which banking institutions in the cities of New York, New York and London, England are not authorized or obligated by law or executive order to be closed.

Component Business Day:
With respect to any Component, any day other than a Saturday or Sunday, on which banking institutions in the cities of (i) New York, New York, (ii) London, England, and (iii) the Local Jurisdiction are not authorized or obligated by law or executive order to close.

Local Jurisdiction:
With respect to the SGD Exchange Rate: Singapore; with respect to the KRW Exchange Rate: Seoul, South Korea; with respect to the TWD Exchange Rate: Taipei, Taiwan; with respect to the MYR Exchange Rate: Kuala Lumpur, Malaysia; and with respect to the IDR Exchange Rate: Jakarta, Indonesia.

Exchange Listing:	The Notes will not be listed on any securities exchange or quotation system.

Calculation Agent:	Bear, Stearns & Co. Inc. (“Bear Stearns”).

Offers and sales of the Notes are subject to restrictions in certain jurisdictions. The distribution of this pricing supplement and the accompanying prospectus supplement and prospectus and the offer or sale of the Notes in certain other jurisdictions may be restricted by law. Persons who come into possession of this pricing supplement, and the accompanying prospectus supplement and prospectus or any Notes must inform themselves about and observe any applicable restrictions on the distribution of this pricing supplement, the accompanying prospectus supplement and prospectus and the offer and sale of the Notes. Notwithstanding the minimum denomination of $1,000, the minimum purchase for any purchaser domiciled in a member state of the European Economic Area shall be $100,000.

QUESTIONS AND ANSWERS

What are the Notes?

The Notes are a series of our senior debt securities, the value of which is linked to the performance of the Basket. The Notes may be an attractive investment for investors who have a bullish view, on average, of the Reference Currencies relative to the U.S. Dollar. The Notes will not bear interest, and no other payments will be made prior to maturity. See the section “Risk Factors.”

The Notes are expected to mature on January [●], 2010. The Notes do not provide for earlier redemption. When we refer to Notes in this pricing supplement, we mean Notes with a principal amount of $1,000. You should refer to the section “Description of the Notes,” for a detailed description of the Notes prior to making an investment in the Notes.

Are the Notes equity or debt securities?

The Notes are our unsecured debt securities. The Notes are 100% principal protected if held to maturity. However, the Notes differ from traditional debt securities in that the Notes provide you with participation in [130.00-140.00]% of the Basket Performance if the Basket Performance is greater than 0%.

Are there any risks associated with my investment?

Yes. The Notes are subject to a number of risks. You should refer to the section “Risk Factors” in this pricing supplement and the section “Risk Factors” in the accompanying prospectus supplement.

What will I receive at maturity of the Notes?

We have designed the Notes for investors who want to protect their initial investment by receiving at least 100% of the principal amount of their Notes at maturity. On the Maturity Date, you will receive the Cash Settlement Value, an amount in cash that depends upon the Basket Performance. The Cash Settlement Value, per Note, will be calculated as follows:

If the Basket Performance is greater than 0%, the Cash Settlement Value per note will equal $1,000 plus the product of: (a) $1,000 multiplied by (b) the Participation Rate multiplied by (c) the Basket Performance.

If the Basket Performance is less than or equal to 0%, the Cash Settlement Value per Note will equal $1,000. Because the Notes are 100% principal protected if held to maturity, in no event will the Cash Settlement Value at maturity be less than $1,000 per Note.

The “Basket Performance” is equal to the quotient (expressed as a percentage) of (i) the sum of the five Component Performances, divided by (ii) 5.

For the avoidance of doubt, the Basket Performance is greater when the Components, on average, increase, as increasing Currency Exchange Rates mean that more U.S. Dollars are required to purchase units of the respective Reference Currency.

The “Component Performance” with respect to each Component is the percentage resulting from the quotient of (a) the Final Fixing Level minus the Initial Fixing Level, divided by (b) the Initial Fixing Level.

The “Participation Rate” is [130.00-140.00]%.

For more specific information about the Cash Settlement Value and for an illustrative example, you should refer to the section “Description of the Notes.”

Will there be additional offering of the Notes?

Under certain limited circumstances, and at our sole discretion, we may offer further issuances of the Notes. These further issuances, if any, will be consolidated to form a single series with the Notes and will have the same CUSIP number and will trade interchangeably with the Notes immediately upon settlement. Any additional issuance will increase the aggregate principal amount of the outstanding Notes of this series to include the aggregate principal amount of any Notes bearing the same CUSIP number that are issued pursuant to (i) any 13-day option we grant to Bear Stearns, and (ii) any future issuances of Notes bearing the same CUSIP number. The price of any additional offerings will be determined at the time of pricing of each offering, which will be a function of the prevailing market conditions and the value of the Basket at the time of the relevant sale.

We intend to treat any additional offerings of Notes as part of the same issue as the Notes for U.S. federal income tax purposes. Accordingly, for purposes of the Treasury regulations governing original issue discount on debt instruments, we will treat any additional offerings of Notes as having the same issue date, the same issue price and, with respect to holders, the same adjusted issue price as the Notes. Consequently, the “issue price” of any additional offering of Notes for U.S. federal income tax purposes will be the first price at which a substantial amount of the Notes were sold to the public (excluding sales to bond houses, brokers, or similar persons or organizations acting in the capacity of underwriters, placement agents, or wholesalers). If we offer further issuances of the Notes, we will disclose the treatment of any relevant accrued interest.

What does “principal protected” mean?

“Principal protected” means that your initial principal investment in the Notes will not be at risk as a result of a negative Basket Performance, provided the Notes are held to maturity. If the Basket Performance is less than 0% (i.e., the value of the U.S. Dollar has appreciated, on average, against the Reference Currencies on the Final Fixing Date), the Cash Settlement Value, per Note, will equal $1,000. Because the Notes are 100% principal protected if held to maturity, in no event will the Cash Settlement Value be less than $1,000 per Note.

Will I receive interest on the Notes?

You will not receive any periodic interest payments on the Notes. The only payment you will receive, if any, will be the Cash Settlement Value upon the maturity of the Notes.

How have the Components performed historically?

We have provided tables showing the historical levels of the Components beginning in January 1998. You can find these tables in the section “Description of the Basket—Historical Data on the Components” in this pricing supplement. We have provided this historical information to help you evaluate the behavior of the Components in various economic environments; however, please note that this time period is relatively limited and past performance is not indicative of the manner in which the Components will perform in the future. You should refer to the section “Risk Factors—The historical performance of a Component is not an indication of the future performance of such Component.”

Will the Notes be listed on a securities exchange?

The Notes will not be listed on any securities exchange or quotation system; and we do not expect a secondary market to develop. This may affect the price that you receive for your Notes upon any sale prior to maturity. Bear Stearns has advised us that they intend, under ordinary market conditions, to indicate prices for the Notes on request. However, we cannot guarantee that bids for outstanding Notes will be made in the future; nor can we predict the price at which any such bids will be made. In any event, any market-making transactions in the Notes will cease as of the close of business on the Maturity Date. You should refer to the section “Risk Factors.”

What is the role of Bear Stearns?

Bear Stearns will be our agent for the offering and sale of the Notes. After the initial offering, Bear Stearns intends, under ordinary market conditions, to buy and sell the Notes to create a secondary market for holders of the Notes, and may stabilize or maintain the market price of the Notes during the initial distribution of the Notes. However, Bear Stearns will not be obligated to engage in any of these market activities or to continue them once they are begun.

Bear Stearns also will be our Calculation Agent for purposes of calculating the Cash Settlement Value. Under certain circumstances, these duties could result in a conflict of interest between Bear Stearns’ status as our subsidiary and its responsibilities as Calculation Agent. You should refer to “Risk Factors - The Calculation Agent is one of our affiliates, which could result in a conflict of interest.”

Can you tell me more about The Bear Stearns Companies Inc.?

We are a holding company that, through our broker-dealer and international bank subsidiaries, principally Bear Stearns, Bear, Stearns Securities Corp., Bear, Stearns International Limited (“BSIL”) and Bear Stearns Bank plc, is a leading investment banking, securities and derivatives trading, clearance and brokerage firm serving corporations, governments, institutional and individual investors worldwide. For more information about us, please refer to the section “The Bear Stearns Companies Inc.” in the accompanying prospectus. You should also read the other documents we have filed with the Securities and Exchange Commission, which you can find by referring to the section “Where You Can Find More Information” in the accompanying prospectus.

Who should consider purchasing the Notes?

Because the Notes are tied to the increase, if any, in the value of the Reference Currencies against the U.S. Dollar, on average, on the Final Fixing Date, they may be appropriate for investors with specific investment horizons who seek to participate in the potential depreciation in the value of the U.S. Dollar against the Reference Currencies, on average, during the term of the Notes. In particular, the Notes may be an attractive investment for investors who:

•	are seeking an investment that offers 100% principal protection if held to maturity and are willing to hold the Notes to maturity;

•	want [130.00-140.00]% exposure to the potential depreciation, on average, of the value of the U.S. Dollar against the Reference Currencies, during the term of the Notes;

•
believe that the value of the U.S. Dollar will decline against the Reference Currencies, on average, during the term of the Notes, or equivalently, that the value, on average, of the Reference Currencies will increase against the U.S. Dollar, during the term of the Notes;

•	are willing to forgo interest payments or any other payments in return for 100% principal protection if the Notes are held to maturity; and

•	understand that the values of the Components may not move in tandem and that increases in one or more Components may be offset by decreases in one or more other Components.

The Notes may not be a suitable investment for investors who:

•	seek current income or dividend payments from their investment;

•	seek an investment with an active secondary market;

•	are unable or unwilling to hold the Notes until maturity; or

•	have a bullish view of the value of the U.S. Dollar against the Reference Currencies, on average, over the term of the Notes.

What are the U.S. federal income tax consequences of investing in the Notes?

We intend to treat the Notes as contingent payment debt instruments that are not subject to the special rules for nonfunctional currency contingent payment debt instruments. We intend to treat the Notes as contingent payment debt instruments that are subject to taxation as described under the heading “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Contingent Payment Debt Instruments” in the accompanying prospectus supplement.

Does ERISA impose any limitations on purchases of the Notes?

An employee benefit plan subject to the fiduciary responsibility provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), a plan that is subject to Section 4975 of the Internal Revenue Code of 1986, as amended (the “Code”), including individual retirement accounts, individual retirement annuities or Keogh plans, a governmental or other plan subject to any law similar to Section 406 of ERISA or Section 4975 of the Code or any entity any portion of the assets of which are deemed to be “plan assets” for purposes of ERISA, Section 4975 of the Code or otherwise, will be permitted to purchase, hold and dispose of the Notes, subject to certain conditions. Such investors should carefully review the discussion under “Certain ERISA Considerations” herein.

RISK FACTORS

The Notes are 100% principal protected if held to maturity. You will be subject to risks not associated with conventional fixed-rate or floating-rate debt securities. Prospective purchasers of the Notes should understand the risks of investing in the Notes and should reach an investment decision only after careful consideration, with their advisers, of the suitability of the Notes in light of their particular financial circumstances, the following risk factors and the other information set forth in this pricing supplement and the accompanying prospectus supplement and prospectus. These risks include the possibility that the value of the Basket will fluctuate, and the possibility that you will receive an amount less than your initial investment if the Notes are sold prior to maturity. We have no control over a number of matters, including economic, financial, regulatory, geographic, judicial and political events, that are important in determining the existence, magnitude, and longevity of these risks and their impact on the value of, or the payment made on, the Notes.

Your Notes are principal protected only if you hold the Notes until maturity.

If you sell your Notes prior to maturity, you may receive less than the amount you originally invested.

You will not receive any interest payments on the Notes. Your yield may be lower than the yield on a conventional debt security of comparable maturity.

You will not receive any periodic payments of interest or any other periodic payments on the Notes. On the Maturity Date, you will receive a payment per Note equal to the Cash Settlement Value. Thus, the overall return you earn on your Notes may be less than that you would have earned by investing in a non-indexed debt security of comparable maturity that bears interest at a prevailing market rate and is principal protected. For more specific information about the Cash Settlement Value and for illustrative examples, you should refer to the section “Description of the Notes.”

The Notes are subject to foreign exchange risk.

The relationship between the U.S. Dollar and the Reference Currencies varies based on a number of interrelated factors, including economic, financial and political events or actions that we cannot control. There can be no assurance that the value of the U.S. Dollar will depreciate against the Reference Currencies, on average, during the term of the Notes.

The Components are volatile and are affected by numerous factors specific to each country represented by a Reference Currency.

The value of each Reference Currency relative to the U.S. Dollar, which is primarily affected by the supply and demand for the respective Reference Currency and the U.S. Dollar, may be affected by political, economic, financial, legal, accounting and tax matters specific to the country in which the Reference Currency is the official currency. Relevant factors include the possibility that exchange controls with respect to the Reference Currency and U.S. Dollar could be imposed or modified, the possible imposition of regulatory controls or taxes, the overall growth and performance of the economies of the U.S. and Reference Currency country, the trade and current account balance between the U.S. and Reference Currency country, market interventions by the Federal Reserve Board or the central bank of the Reference Currency country, inflation, interest rate levels, the performance of the stock markets in the U.S. and the Reference Currency country, the stability of the governments and banking systems of the U.S. and Reference Currency countries, wars in which the U.S. and the Reference Currency country are directly or indirectly involved or that occur anywhere in the world, major natural disasters in the U.S. or the Reference Currency country, and other foreseeable and unforeseeable events. Factors that may affect the likelihood of the Reference Currency country imposing exchange control restrictions include the extent of the country’s foreign currency reserves, the balance of payments, the extent of governmental surpluses and deficits, the size of the country’s debt service burden relative to the economy as a whole, regional hostilities, terrorist attacks or social unrest, and political constraints to which the country may be subject. The Reference Currency country’s government may choose to affect the exchange rate of its currency by central bank intervention, imposition of regulatory controls, taxes, revaluation or devaluation of the currency, the issuance of a replacement currency or by other available means. The value of the Reference Currency may also be affected by the operation of, and the identity of persons and entities trading on, interbank and interdealer foreign exchange markets in the U.S. and elsewhere.

Investments linked to foreign currencies involve risks associated with the currency markets of those countries, including risks of volatility and governmental intervention in those markets. There is also generally less publicly available information about foreign currencies and foreign fiscal and economic policies than there is concerning the U.S. Dollar and U.S. fiscal and economic policies.

The Republic of Singapore. The exchange rate between the Singapore dollar and the U.S. dollar is primarily affected by the supply and demand for the two currencies, as well as by government policy or actions, but is also influenced significantly from time to time by political or economic developments in Singapore or elsewhere and by macroeconomic factors and speculative actions. The Singapore dollar is permitted to fluctuate in value relative to the U.S. dollar. However, the government may choose to affect the exchange rate of its currency by central bank intervention, imposition of regulatory controls, taxes, revaluation or devaluation of the currency, the issuance of a replacement currency or by other available means.

The Republic of Korea. The exchange rate between the South Korean won and the U.S. dollar is primarily affected by the supply and demand for the two currencies, as well as by government policy or actions, but is also influenced significantly from time to time by political or economic developments in the Republic of Korea or elsewhere and by macroeconomic factors and speculative actions. Prior to 1997, the South Korean government permitted exchange rates to float within a daily range of 2.25%. In response to economic difficulties in 1997, the government expanded the range of permitted exchange rate fluctuations to 10%. In December 1997, the government eliminated the daily exchange rate band and the South Korean won now floats according to market forces. During the Asian financial crisis of 1997, the South Korean won lost roughly half of its value against the U.S. dollar and did not recover to pre-crisis levels until 2006. While the South Korean won is currently allowed to float freely, any existing or future restrictions on currency exchange in the Republic of Korea could affect the exchange rate between the South Korean won and the U.S. dollar.

Taiwan. The exchange rate between the Taiwan dollar and the U.S. dollar is primarily affected by the supply and demand for the two currencies, as well as by government policy or actions, but is also influenced significantly from time to time by political or economic developments and by macroeconomic factors and speculative actions. The Taiwan dollar has been allowed to float according to market forces since 1989, but the government has from time to time intervened to minimize fluctuation of the exchange rate and to prevent significant declines of the Taiwan dollar with respect to the U.S. dollar. In addition, the exchange rate may be affected by developments in relations between Taiwan and the People’s Republic of China which has threatened to use military force to gain control over Taiwan in certain limited circumstances, such as a declaration of independence by Taiwan.

Malaysia. The exchange rate between the Malaysian ringgit and the U.S. dollar is primarily affected by the supply and demand for the two currencies but is also heavily influenced by the actions of the central bank of Malaysia, Bank Negara Malaysia (“BNM”). The Malaysian ringgit was heavily impacted by the Asian financial crisis of 1997/1998. In the wake of the market driven devaluation, the Malaysian government announced that it would peg the Malaysian ringgit to the U.S. dollar. This peg remained in place until July 2005 when, following a similar announcement by the government of China related to the renminbi, the Malaysian government announced it was removing the peg and would allow the Malaysian ringgit to operate in a managed float. The BNM monitors the exchange rate for the Malaysian ringgit against a basket of currencies. The components of the basket are not disclosed. Factors that might affect the Malaysian government’s policy with respect to the Malaysian ringgit include the extent of Malaysia’s foreign currency reserves, the monetary policy of neighboring regional powers such as China, the balance of payments, the extent of governmental surpluses and deficits, the size of Malaysia’s debt service burden relative to the economy as a whole, regional hostilities, terrorist attacks or social unrest, and political constraints to which Malaysia may be subject.

The Republic of Indonesia. The exchange rate between the Indonesian rupiah and the U.S. dollar is primarily affected by the supply and demand for the two currencies, as well as by government policy or actions, but is also influenced significantly from time to time by political or economic developments in Indonesia or elsewhere and by macroeconomic factors and speculative actions. From 1977 to 1997, the Indonesian government maintained a managed floating exchange rate system under which the Indonesian rupiah was linked to a basket of currencies. In 1997, the Indonesian rupiah depreciated significantly during the Asian currency crisis and the Indonesian government subsequently abandoned its trading band policy and permitted the Indonesian rupiah to float without an announced level at which the government would intervene. The Indonesian government continues to intervene in the foreign exchange market and to impose restrictions on certain foreign exchange transactions and dealings. Factors that might affect the Indonesian government’s policy with respect to the Indonesian rupiah include the extent of Indonesia’s foreign currency reserves, the balance of payments, the extent of governmental surpluses and deficits, the size of Indonesia’s debt service burden relative to the economy as a whole, regional hostilities, terrorist attacks or social unrest, and political constraints to which Indonesia may be subject.

The Components may not move in tandem; and increases in one Component may be offset by declines in another Component.

A Component may not move in tandem with each of the other Components comprising the Basket. At a time when the value of one or more of the Reference Currencies increases relative to the U.S. Dollar, the value of one or more of the other Reference Currencies may decline. Therefore, in calculating the Basket Performance, increases in the value of one or more of the Components may be moderated, or wholly offset, by lesser increases or declines in the value of one or more of the other Components.

Changes in correlation among the Components may adversely affect the value of the Notes.

Correlation is the extent to which the levels among the Components comprising the Basket increase or decrease to the same degree at the same time. To the extent that correlation among the Components changes, the value of the Notes may be adversely affected. For example, if one Component increases sharply and the others decline slightly or remain unchanged, the value of the Basket may appreciate, which may cause the value of the Notes to decline. Moreover, a sharp decrease in the value of one or more of the Reference Currencies relative to the others may negatively affect the Basket Performance and, therefore, limit the cash payment you will receive at maturity to the principal amount of your Notes.

You must rely on your own evaluation of the merits of an investment in the Notes.

In connection with your purchase of the Notes, we urge you to consult your own financial, tax and legal advisors as to the risks entailed by an investment in Notes and to investigate the Reference Currencies, the Components and the Basket and not rely on our views in any respect. You should make such investigation as you deem appropriate as to the merits of an investment in the Notes. In the ordinary course of our business, we may from time to time express views on expected movements in the foreign currency markets in general and in the Components in particular. These views may vary over differing time horizons and are subject to change without notice. Moreover, other professionals who deal in the currency markets may at any time have views that differ significantly from ours.

The liquidity, trading value and Cash Settlement Value payable at maturity under the Notes could be affected by the actions of the governments of the United States and the countries in which the Reference Currencies are the official currency.

Governments, from time to time, may not allow their currencies to float freely in response to economic forces or, as is currently the case with China, may use a managed floating system. Moreover, governments, including those of the United States and the countries in which the Reference Currencies are the official currencies, use a variety of techniques, such as intervention by their central banks or imposition of regulatory controls or taxes, to affect the exchange rates of their respective currencies. Governments may also issue a new currency to replace an existing currency or alter the exchange rate or relative exchange characteristics by devaluation or revaluation of a currency. Thus, a special risk in purchasing the Notes is that their liquidity, trading value and the amount of cash payment on each Note at maturity could be affected by the actions of sovereign governments which could change or interfere with currency valuation and the movement of currencies across borders. There will be no adjustment or change in the terms of the Notes in the event that exchange rates should become fixed, or in the event of any devaluation or revaluation or imposition of exchange or other regulatory controls or taxes, or in the event of the issuance of a replacement currency or in the event of any other development affecting the Basket or the U.S. Dollar.

The interdealer market in foreign currencies is an around-the-clock market; however, if a secondary market develops, the Notes may trade only during regular trading hours in the United States.

The interdealer market for foreign currencies is a global, around-the-clock market. Therefore, the hours of trading for the Notes may not conform to the hours during which the Reference Currencies and the U.S. Dollar are traded. To the extent that U.S. markets are closed while international markets remain open, significant movements may take place in the underlying foreign exchange markets that will not be reflected immediately in the price of the Notes. There is no systematic reporting of last-sale information for foreign currencies. Reasonable current bid and offer information is available in certain brokers’ offices and to others who wish to subscribe for this information, but this information may not necessarily reflect the spot rate relevant for determining the value of the Notes. The absence of last-sale information and the limited availability of quotations to individual investors would make it difficult for many investors to obtain timely, accurate data about the state of the underlying foreign exchange markets.

Tax consequences.

We intend to treat the Notes as contingent payment debt instruments that are not subject to the special rules for nonfunctional currency contingent payment debt instruments. We intend to treat the Notes as contingent payment debt instruments that are subject to taxation as described under the heading “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Contingent Payment Debt Instruments” in the accompanying prospectus supplement.

The historical performance of a Component is not an indication of the future performance of such Component.

The historical performances of each Component, which is included in this pricing supplement, should not be taken as an indication of the future performances of such Component. It is impossible to predict whether the value of the Reference Currencies will fall or rise relative to the U.S. Dollar. The Reference Currencies will be influenced by the complex and interrelated economic, financial, regulatory, geographical, judicial, political and other factors that can affect the capital markets generally and the currency trading markets in particular, and by various circumstances that can affect the value of a particular currency in relation to another currency.

The price at which you will be able to sell your Notes prior to maturity will depend on a number of factors and may be substantially less than you had originally invested.

If you wish to liquidate your investment in the Notes prior to maturity, your only alternative would be to sell them. At that time, there may be an illiquid market for Notes or no market at all. Even if you were able to sell your Notes, there are many factors outside of our control that may affect their trading value. We believe that the value of your Notes will be affected by the value and volatility of the Components regardless of the value of the Basket at any given time, changes in interest rates in the international markets, the supply of and demand for the Notes and a number of other factors. Some of these factors are interrelated in complex ways; as a result, the effect of any one factor may be offset or magnified by the effect of another factor. The price, if any, at which you will be able to sell your Notes prior to maturity may be substantially less than the amount you originally invested if, at such time, the value of the Components is less than, equal to or not sufficiently above the value, on average, of the Components on the date you purchased the Notes. The following paragraphs describe the manner in which we expect the trading value of the Notes will be affected in the event of a change in a specific factor, assuming all other conditions remain constant.

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Performance of the Basket. We expect that the trading value of the Notes will depend substantially on the amount, if any, of depreciation, on average, in the value of the U.S. Dollar against the Reference Currencies. If you decide to sell your Notes on a date before maturity when the Basket Performance would be positive if calculated with such date as the Maturity Date, you may nonetheless receive substantially less than the amount that would be payable at maturity based on that hypothetical Basket Performance because of expectations that the performance of the Basket will continue to fluctuate until the Basket Performance is determined on the Final Fixing Date. Economic, financial, regulatory, geographical, judicial, political and other developments that affect the Components may also affect the value of the Notes.

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Volatility of the Components. Volatility is the term used to describe the size and frequency of market fluctuations. Generally, if the volatility of the Components increases, the trading value of the Notes will increase; and, if the volatility of the Components decreases, the trading value of the Notes will decrease.

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Interest rates. We expect that the trading value of the Notes will be affected by changes in interest rates in the international markets. In general, if U.S. interest rates increase, the value of outstanding debt securities tends to decrease; conversely, if U.S. interest rates decrease, the value of outstanding debt securities tends to increase. Interest rates also may affect the U.S. and international economies and, in turn, the Components and the performance of the Basket, which would affect the value of the Notes.

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Our credit ratings, financial condition and results of operations. Actual or anticipated changes in our current credit ratings (A2 by Moody’s Investor Service, Inc. and A by Standard & Poor’s Rating Services), as well as our financial condition or results of operations may significantly affect the trading value of the Notes. However, because the return on the Notes is dependent upon factors in addition to our ability to pay our obligations under the Notes, such as the depreciation, on average, of the value of the U.S. Dollar against the Reference Currencies, it is uncertain whether an improvement in our credit ratings, financial condition or results of operations will have a positive effect on the trading value of the Notes

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Time remaining to maturity. A “time premium” results from expectations concerning the value of the Basket during the period prior to the maturity of the Notes. As the time remaining to the maturity of the Notes decreases, this time premium will likely decrease, potentially adversely affecting the trading value of the Notes.

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Size and liquidity of the secondary market. The Notes will not be listed on any securities exchange; and there may not be a secondary market in the Notes, which may affect the price that you receive for your Notes upon any sale prior to maturity. If a secondary market does develop, there can be no assurance that there will be liquidity in the secondary market. If the secondary market for the Notes is limited, there may be a limited number of buyers for your Notes if you do not wish to hold your investment until maturity. This may affect the price you receive upon any sale of the Notes prior to maturity. Bear Stearns has advised us that they intend, under ordinary market conditions, to indicate prices for the Notes on request. However, we cannot guarantee that bids for outstanding Notes will be made in the future; nor can we predict the price at which any such bids will be made.

We want you to understand that the effect of one of the factors specified above may offset some or all of any change in the value of the Notes attributable to another factor.

You have no rights to receive any Component.

Investing in the Notes will not make you a holder of any Component. The Notes will be paid in U.S. Dollars, and you will have no right to receive delivery of a Component.

The Calculation Agent is our affiliate which could result in a conflict of interest.

Bear Stearns will act as the Calculation Agent. The Calculation Agent will make certain determinations and judgments in connection with calculating the Basket Performance or deciding whether a Market Disruption Event has occurred. You should refer to “Description of the Notes—Discontinuance of a Component” and “—Market Disruption Events.” Because Bear Stearns is our affiliate, conflicts of interest may arise in connection with our affiliate performing its role as Calculation Agent.

Bear Stearns and its affiliates may, at various times, engage in transactions involving any of the Reference Currencies to which the Basket relates for their proprietary accounts, and for other accounts under their management. These transactions, if effected in substantial size, may influence the value of such currencies, and therefore the value of the Basket. BSIL, an affiliate of Bear Stearns, will also be the counterparty to the hedge of our obligations under the Notes. You should refer to “Use of Proceeds and Hedging.” Accordingly, under certain circumstances, conflicts of interest may arise between Bear Stearns’ responsibilities as Calculation Agent with respect to the Notes and BSIL’s obligations under our hedge.

Trading and other transactions by us or our affiliates could affect the values of the Components, the value of the Basket, the trading value of the Notes or the amount you may receive at maturity.

We and our affiliates may from time to time buy or sell the Reference Currencies or any Components or derivative instruments related to the Reference Currencies or any Components for our own accounts in connection with our normal business practices or in connection with hedging our obligations under the Notes. These trading activities may present a conflict of interest between your interest in the Notes and the interests we and our affiliates may have in our proprietary accounts, in facilitating transactions for our other customers and in accounts under our management. The transactions, if effected in substantial size, could affect the Components or the performance of the Basket in a manner that would be adverse to your investment in the Notes. See the section “Use of Proceeds and Hedging.”

Hedging activities we or our affiliates may engage in may affect the Components and, accordingly, increase or decrease the trading value of the Notes prior to maturity and the Cash Settlement Value you would receive at maturity. To the extent that we or any of our affiliates has a hedge position in either of the Reference Currencies or any Components, or derivative or synthetic instruments related to the Reference Currencies or any Components, we or any of our affiliates may liquidate a portion of such holdings at or about the time of the maturity of the Notes. Depending on, among other things, future market conditions, the aggregate amount and the composition of such hedge positions are likely to vary over time. Profits or losses from any of those positions cannot be ascertained until the position is closed out and any offsetting position or positions are taken into account. Although we have no reason to believe that any of those activities will have a material effect on the Components, we cannot assure you that these activities will not affect such prices and the trading value of the Notes prior to maturity or the cash amount payable at maturity.

In addition, we or any of our affiliates may purchase or otherwise acquire a long or short position in the Notes. We or any of our affiliates may hold or resell the Notes.

We or any of our affiliates may also issue, underwrite or assist unaffiliated entities in the issuance or underwriting of other securities or financial instruments with returns indexed to the Components. By introducing competing products into the marketplace in this manner, we or our affiliates could adversely affect the value of the Notes.

One or more of our affiliates have published, and may in the future publish, research reports regarding the currencies to which the Basket relates. This research may be modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing, holding or selling the Notes. Any of these activities may affect the trading value of the Notes. Similarly, we may in the past or may in the future issue Notes that permit a purchaser to take a different view with respect to the movements of the Components than do the Notes (e.g., to take a bullish rather than a bearish view of the U.S. Dollar).

The Cash Settlement Value payable at maturity may be delayed or reduced upon the occurrence of a Market Disruption Event, or an Event of Default.

If the Calculation Agent determines that, on the Final Fixing Date, a Market Disruption Event has occurred or is continuing, the determination of the value of one or more Components by the Calculation Agent may be deferred. You should refer to the section “Description of the Notes—Market Disruption Events.”

If the Calculation Agent determines that an Event of Default (as defined below) has occurred, you will only receive an amount equal to the trading value of the Notes on the date of such Event of Default, adjusted by an amount equal to any losses, expenses and costs to us of unwinding any underlying hedging or funding arrangements, all as determined by the Calculation Agent. You should refer to the section “Description of the Notes—Events of Default and Acceleration.”

You should decide to purchase the Notes only after carefully considering the suitability of the Notes in light of your particular financial circumstances. You should also carefully consider the tax consequences of investing in the Notes. You should refer to the section “Certain U.S. Federal Income Tax Considerations” and discuss the tax implications with your own tax advisor.

DESCRIPTION OF THE NOTES

The following description of the Notes (referred to in the accompanying prospectus supplement as the “Currency Indexed Notes”) supplements the description of the Notes in the accompanying prospectus supplement and prospectus. This is a summary and is not complete. You should read the indenture, dated as of May 31, 1991, as amended (the “Indenture”), between us and The Bank of New York as successor in interest to JPMorgan Chase Bank, N.A., as trustee (the “Trustee”). A copy of the Indenture is available as set forth under the section of the prospectus entitled “Where You Can Find More Information.”

General

The Notes are part of a single series of debt securities under the Indenture described in the accompanying prospectus supplement and prospectus designated as Medium-Term Notes, Series B. The Notes are unsecured and will rank equally with all of our unsecured and unsubordinated debt, including the other debt securities issued under the Indenture. Because we are a holding company, the Notes will be effectively subordinated to the claims of creditors of our subsidiaries.

The aggregate principal amount of the Notes will be $[●]. The Notes are expected to mature on January [●], 2010 and do not provide for earlier redemption. The Notes will be issued only in fully registered form, and in minimum denominations of $1,000.00; provided, however, that the minimum purchase for any purchaser domiciled in a member state of the European Economic Area shall be $100,000.00. Initially, the Notes will be issued in the form of one or more global securities registered in the name of DTC or its nominee, as described in the accompanying prospectus supplement and prospectus. When we refer to Note or Notes in this pricing supplement, we mean $1,000.00 principal amount of Notes. The Notes will not be listed on any securities exchange or quotation system.

You should refer to the section “Certain U.S. Federal Income Tax Considerations,” for a discussion of certain federal income tax considerations to you as a holder of the Notes.

Future Issuances

Under certain limited circumstances, and at our sole discretion, we may offer further issuances of the Notes. These further issuances, if any, will be consolidated to form a single series with the Notes and will have the same CUSIP number and will trade interchangeably with the Notes immediately upon settlement. Any additional issuance will increase the aggregate principal amount of the outstanding Notes of this series, plus the aggregate principal amount of any Notes bearing the same CUSIP number that are issued pursuant to (i) any 13-day option we grant to Bear Stearns, and (ii) any future issuances of Notes bearing the same CUSIP number. The price of any additional offerings will be determined at the time of pricing of each offering, which will be a function of the prevailing market conditions and performance of the Basket at the time of the relevant sale.

Interest

We will not make any periodic payments of interest on the Notes. The only payment you will receive, if any, will be the Cash Settlement Value upon the maturity of the Notes.

Payment at Maturity

We have designed the Notes for investors who want to protect their investment by receiving at least 100% of the principal amount of their Notes at maturity.

On the Maturity Date, you will receive the Cash Settlement Value, an amount in cash that depends upon the Basket Performance. The Cash Settlement Value, per Note, will be calculated as follows:

If the Basket Performance is greater than 0%, the Cash Settlement Value per note will equal $1,000 plus the product of: (a) $1,000 multiplied by (b) the Participation Rate multiplied by (c) the Basket Performance.

If the Basket Performance is less than or equal to 0%, the Cash Settlement Value per Note will equal $1,000. Because the Notes are 100% principal protected if held to maturity, in no event will the Cash Settlement Value at maturity be less than $1,000 per Note.

The “Basket Performance” is equal to the quotient (expressed as a percentage) of (i) the sum of the five Component Performances, divided by (ii) 5. For the avoidance of doubt, the Basket Performance is greater when the Components, on average, increase, as increasing Currency Exchange Rates mean that more U.S. Dollars are required to purchase units of the respective Reference Currency.

The “Component Performance” with respect to each Component is the percentage resulting from the quotient of (a) the Final Fixing Level minus the Initial Fixing Level, divided by (b) the Initial Fixing Level.

The “Participation Rate” is [130.00-140.00]%.

The “Initial Fixing Level” means [●] with respect to the SGD Exchange Rate; [●] with respect to the KRW Exchange Rate; [●] with respect to the TWD Exchange Rate; [●] with respect to the MYR Exchange Rate; and [●] with respect to the IDR Exchange Rate which, in each case, represents the Currency Exchange Rate of such Component on the Initial Fixing Date.

The “Final Fixing Level” means, with respect to each Component, the Currency Exchange Rate on the Final Fixing Date, as determined by the Calculation Agent.

The “Currency Exchange Rate” means, with respect to each Component, the quotient of (i) one divided by (ii) the number of units of the applicable Reference Currency which can be exchanged for one unit of the U.S. Dollar as stated on the Fixing Page on the Final Fixing Date. If, with respect to a Component, no fixing is published on the Final Fixing Date or the Initial Fixing Date, the relevant fixing level shall be determined by the Calculation Agent for the Final Fixing Date or the Initial Fixing Date, as applicable.

The “Fixing Page” means with respect to the SGD Exchange Rate, the reference rate published on Bloomberg page SGDUSD <Currency> <Go>; with respect to the KRW Exchange Rate, the reference rate published on Bloomberg page KRWUSD <Currency> <Go>; with respect to the TWD Exchange Rate, the reference rate published on Bloomberg page TWDUSD <Currency> <Go>; with respect to the MYR Exchange Rate, the reference rate published on Bloomberg page MYRUSD <Currency> <Go>; and with respect to the IDR Exchange Rate, the reference rate published on Bloomberg page IDRUSD <Currency> <Go>.

The “Final Fixing Date” is scheduled to be January [●], 2010; provided that, with respect to a Component, (i) if such date is not a Component Business Day (as defined herein) for that Component, then the Final Fixing Date for that Component will be the next succeeding day that is a Component Business Day for that Component and (ii) if a Market Disruption Event (as defined herein) exists for that Component on the Final Fixing Date, the Final Fixing Date for that Component will be the next Component Business Day for that Component on which a Market Disruption Event does not exist for that Component. If the Final Fixing Date for any Component is postponed for three consecutive Component Business Days due to the existence of a Market Disruption Event, then, notwithstanding the existence of a Market Disruption Event on that third Component Business Day, that third Component Business Day will be the Final Fixing Date for that Component. If no Market Disruption Event exists with respect to a Component on the Final Fixing Date, the determination of that Component’s Final Fixing Level will be made on the Final Fixing Date, irrespective of the existence of a Market Disruption Event with respect to one or more of the other Components.

The “Initial Fixing Date” is January [●], 2008.

The “Maturity Date” is scheduled to be January [●], 2010 unless such date is not a Business Day, in which case the Maturity Date shall be the next Business Day. If the Final Fixing Date is postponed, the Maturity Date will be three Business Days following the Final Fixing Date, as postponed for the last Component for which a Final Fixing Level is determined.

A “Business Day” means any day other than a Saturday or Sunday, on which banking institutions in the cities of New York, New York and London, England are not authorized or obligated by law or executive order to be closed.

A “Component Business Day” means with respect to any Component, any day other than a Saturday or Sunday, on which banking institutions in the cities of (i) New York, New York, (ii) London, England, and (iii) the Local Jurisdiction are not authorized or obligated by law or executive order to close.

The “Local Jurisdiction” means with respect to the SGD Exchange Rate: Singapore; with respect to the KRW Exchange Rate: Seoul, South Korea; with respect to the TWD Exchange Rate: Taipei, Taiwan; with respect to the MYR Exchange Rate: Kuala Lumpur, Malaysia; and with respect to the IDR Exchange Rate: Jakarta, Indonesia.

The “Calculation Agent” is Bear, Stearns & Co. Inc.

Illustrative Examples:

The following illustrative examples demonstrating the hypothetical Cash Settlement Value of a Note are based on the assumptions outlined below. The examples do not purport to be representative of every possible scenario concerning increases or decreases in the Components or the Basket Performance. You should not construe these examples as an indication or assurance of the expected performance of the Notes. Actual returns may be different. Numbers are rounded for the ease of use. These illustrative examples demonstrating the hypothetical Cash Settlement Value of a Note are based on the following assumptions:

•	Investor purchases $1,000 aggregate principal amount of Notes at the initial public offering price of $1,000.

•	Investor holds the Notes to maturity.

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The Initial Fixing Level is 0.7000 with respect to the SGD Exchange Rate; 0.1070 with respect to the KRW Exchange Rate; 0.0310 with respect to the TWD Exchange Rate; 0.3075 with respect to the MYR Exchange Rate; and 0.1060 with respect to the IDR Exchange Rate which, in each case, represents the Currency Exchange Rate of such Component on the Initial Fixing Date.

•	The Participation Rate is 135.00%

•	All returns are based on a 24 month term; pre-tax basis.

•	No Market Disruption Events or Events of Default occur during the term of the Notes.

Hypothetical Example 1: In this case, the Basket Performance is positive over the term of the Notes.

Step 1: Calculate the Basket Performance.
Component	Hypothetical Final Fixing Level	Component Performance	Weight
SGD Exchange Rate	0.7900	12.86%	20.00%
KRW Exchange Rate	0.1375	28.50%	20.00%
TWD Exchange Rate	0.0400	29.03%	20.00%
MYR Exchange Rate	0.3650	18.70%	20.00%
IDR Exchange Rate	0.1300	22.64%	20.00%

Basket Performance = Quotient of (i) the sum of the five Component Performances divided by (ii) five

= (12.86% + 28.50% + 29.03% + 18.70% + 22.64%) ÷ 5

= 22.35%

Step 2: Calculate the Cash Settlement Value.

Because the Basket Performance is greater than 0% as of the Final Fixing Date, the Cash Settlement Value is equal to $1,000 plus the product of: (a) $1,000 multiplied by (b) the Participation Rate of 135% multiplied by (c) the Basket Performance of 22.35%. Therefore, the Cash Settlement Value is $1,301.68 per Note representing a 30.17% return on investment over the term of the Notes.

Hypothetical Example 2: In this case, the Basket Performance is mixed over the term of the Notes.

Step 1: Calculate the Basket Performance.
Component	Hypothetical Final Fixing Level	Component Performance	Weight
SGD Exchange Rate	0.7900	12.86%	20.00%
KRW Exchange Rate	0.0900	-15.89%	20.00%
TWD Exchange Rate	0.0280	-9.68%	20.00%
MYR Exchange Rate	0.3650	18.70%	20.00%
IDR Exchange Rate	0.1300	22.64%	20.00%

Basket Performance = Quotient of (i) the sum of the five Component Performances divided by (ii) five

= (12.86% + -15.89% + -9.68% + 18.70% + 22.64%) ÷ 5

= 5.73%

Step 2: Calculate the Cash Settlement Value.

Because the Basket Performance is greater than 0% as of the Final Fixing Date, the Cash Settlement Value is equal to $1,000 plus the product of: (a) $1,000 multiplied by (b) the Participation Rate of 135% multiplied by (c) the Basket Performance of 5.73%. Therefore, the Cash Settlement Value is $1,077.31 per Note representing a 7.73% return on investment over the term of the Notes.

Hypothetical Example 3: In this case, the Basket Performance is negative over the term of the Notes.

Step 1: Calculate the Basket Performance.
Component	Hypothetical Final Fixing Level	Component Performance	Weight
SGD Exchange Rate	0.6500	-7.14%	20.00%
KRW Exchange Rate	0.0900	-15.89%	20.00%
TWD Exchange Rate	0.0280	-9.68%	20.00%
MYR Exchange Rate	0.2800	-8.94%	20.00%
IDR Exchange Rate	0.0750	-29.25%	20.00%

Basket Performance = Quotient of (i) the sum of the five Component Performances divided by (ii) five

= (-7.14% + -15.89% + -9.68% + -8.94% + -29.25%) ÷ 5

= -14.18%

Step 2: Calculate the Cash Settlement Value.

The Basket Performance is less than 0% as of the Final Fixing Date. Therefore, the Cash Settlement Value is $1,000 per Note, representing the principal amount of the notes, and a 0.00% return on investment over the term of the Notes.

Discontinuance of a Component

If the Calculation Agent determines that a Reference Currency has been removed from circulation or otherwise discontinued and banks dealing in foreign exchange and foreign currency deposits in the Reference Currency have commenced trading a successor or substitute currency substantially similar to the Reference Currency that the Calculation Agent determines to be comparable to the Reference Currency (the “Successor Currency”), then any applicable Basket Performance will be determined by reference to the Successor Component at the time determined by the Calculation Agent on the markets for the Successor Currency on the Final Fixing Date.

If the Calculation Agent determines that any Successor Currency shall be utilized for purposes of calculating the Basket Performance, the Calculation Agent will make such calculations and adjustments as may be necessary in order to arrive at the Basket Performance.

Upon any selection by the Calculation Agent of a Successor Currency, the Calculation Agent will notify us and the Trustee, who will provide notice to you. If a Successor Currency is selected by the Calculation Agent, the Successor Currency will be used as a substitute for the Reference Currency for all purposes, including for purposes of calculating the Cash Settlement Value and determining whether a Market Disruption Event exists.

If the Calculation Agent determines that (i) it is unable to select a Successor Currency and, as a result if unable to determine for three consecutive Business Days the Basket Performance, or (ii) that a Reference Currency has been removed from circulation or otherwise discontinued and that no Successor Currency is available at such time, the Calculation Agent will determine the value of the Component relating to such Reference Currency to be used for the Basket Performance determination. Notwithstanding the foregoing, if a Reference Currency has been removed from circulation or otherwise discontinued, and the Calculation Agent determines that no Successor Currency is available at such time and no Successor Currency is likely to become available, the Calculation Agent may (a) at maturity, calculate the Basket Performance occurring following such circumstances described in (i) or (ii) above without regard to the Component relating to such Reference Currency, or (b) accelerate the Maturity Date for the Notes, calculate the Basket Performance as specified above and calculate the Cash Settlement Value based upon such Basket Performance.

Market Disruption Events

If there is a Market Disruption Event with respect to a Component on the Final Fixing Date, the Final Fixing Level with respect to that Component will be determined on the basis of the first succeeding Component Business Day on which there is no Market Disruption Event with respect to that Component. In no event, however, will the date with respect to which the Final Fixing Level with respect to that Component is determined be a date that is more than three Component Business Days following the original date that, but for the Market Disruption Event, would have been utilized to determine the Basket Performance. In that case, the third Component Business Day will be deemed to be the Final Fixing Date, notwithstanding the Market Disruption Event, and the Calculation Agent will determine the Basket Performance on that third Component Business Day in accordance with the method of calculating the Basket Performance in effect prior to the Market Disruption Event (that would have prevailed but for such suspension or limitation) as of that third Component Business Day.

A “Market Disruption Event” means any of the following events, as determined by the Calculation Agent:

(a) the occurrence or existence of any condition or event (other than an event described in (b) below) which the Calculation Agent determines is material that, at any time, disrupts or impairs (as determined by the Calculation Agent) the ability of market participants in general through legal channels to (A) convert a Reference Currency or any Successor Currency into U.S. Dollars, (B) deliver U.S. Dollars from accounts within the Local Jurisdiction for the any Reference Currency or any Successor Currency, to accounts outside such jurisdiction, or (C) to deliver any Reference Currency or any Successor Currency between accounts within the Local Jurisdiction to a person that is a non-resident of such jurisdiction; or

(b) any other event that, in the determination of the Calculation Agent, materially interferes with our ability or our affiliates’ ability to unwind all or a material portion of a hedge with respect to the Notes that we or our affiliates have effected or may effect.

Redemption; Defeasance

The Notes are not subject to redemption before maturity, and are not subject to the defeasance provisions described in the section “Description of Debt Securities—Defeasance” in the accompanying prospectus.

Events of Default and Acceleration

If an Event of Default (as defined in the accompanying prospectus) with respect to any Notes has occurred and is continuing, then the amount payable to you, as a beneficial owner of a Note, upon any acceleration permitted by the Notes will be equal to the cash payment at maturity calculated as though the date of early repayment were the Maturity Date of the Notes, adjusted by an amount equal to any losses, expenses and costs to us of unwinding any underlying or related hedging or funding arrangements, all as determined by the Calculation Agent. If a bankruptcy proceeding is commenced in respect of us, the claims of the holder of a Note may be limited under Title 11 of the United States Code.

Same-Day Settlement and Payment

Settlement for the Notes by Bear Stearns will be made in immediately available funds. Payments of the Cash Settlement Value will be made by us in immediately available funds, so long as the Notes are maintained in book-entry form.

Calculation Agent

The Calculation Agent for the Notes will be Bear Stearns. All determinations made by the Calculation Agent will be at the sole discretion of the Calculation Agent and will be conclusive for all purposes and binding on the Company and the beneficial owners of the Notes, absent manifest error and provided the Calculation Agent shall be required to act in good faith in making any determination. Manifest error by the Calculation Agent, or any failure by it to act in good faith, in making a determination adversely affecting the payment of principal, interest or premium on principal to Holders would entitle the Holders, or the Trustee acting on behalf of the Holders, to exercise rights and remedies available under the Indenture. If the Calculation Agent uses its discretion to make any determination, the Calculation Agent will notify the Company and the Trustee, who will provide notice to the registered holders of the Notes.

DESCRIPTION OF THE BASKET

General

We obtained all information regarding the Reference Currencies and the Components contained in this pricing supplement from publicly available information without independent verification. We do not assume any responsibility for the accuracy or completeness of any information relating to the Reference Currencies or the Components.

The weighting of each Component is fixed at 20% and will not change, unless any Component is modified during the term of the Notes.

Historical Data on the Components

The tables below were constructed using historical data regarding the Components. The historical data is for illustrative purposes and is not indicative of the future performance of the Components or the future value of the Notes. While the value of the Components will determine the performance of the Basket, it is impossible to predict whether the performance of the Basket will rise or fall during the term of the Notes. Trading prices of the Components will be influenced by both the complex and interrelated political, economic, financial and other factors that can affect the currency markets generally and the markets for the Components in particular. Any historical upward or downward trend in the value of the Components during any period set forth below is not an indication that the Components are more or less likely to increase or decrease at any time during the term of the Notes. All information in the tables that follow was obtained from the Bloomberg Financial Service, without independent verification.

The tables below set forth the historical month-end Currency Exchange Rates for each Component (each expressed as the number of units of the U.S. Dollar which can be exchanged for one unit of the respective Reference Currency) for the period beginning January 1998 and ending December 2007.

SGD Exchange Rate
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
January	0.5828	0.5911	0.5874	0.5736	0.5442	0.5749	0.5906	0.6106	0.6166	0.6509
February	0.6175	0.5806	0.5802	0.5733	0.5460	0.5759	0.5893	0.6166	0.6164	0.6542
March	0.6197	0.5785	0.5842	0.5542	0.5425	0.5669	0.5971	0.6058	0.6190	0.6592
April	0.6308	0.5899	0.5858	0.5490	0.5507	0.5632	0.5871	0.6107	0.6325	0.6580
May	0.5977	0.5790	0.5769	0.5525	0.5593	0.5770	0.5891	0.6001	0.6330	0.6542
June	0.5901	0.5881	0.5786	0.5487	0.5659	0.5679	0.5822	0.5933	0.6318	0.6535
July	0.5790	0.5944	0.5772	0.5546	0.5671	0.5680	0.5818	0.6013	0.6333	0.6594
August	0.5635	0.5940	0.5811	0.5746	0.5715	0.5700	0.5846	0.5948	0.6356	0.6555
September	0.5932	0.5889	0.5749	0.5665	0.5620	0.5788	0.5938	0.5910	0.6297	0.6733
October	0.6160	0.6017	0.5695	0.5484	0.5656	0.5754	0.6011	0.5905	0.6425	0.6909
November	0.6059	0.5945	0.5702	0.5460	0.5664	0.5800	0.6107	0.5912	0.6491	0.6903
December	0.6062	0.6003	0.5765	0.5419	0.5765	0.5884	0.6129	0.6013	0.6518	0.6944

KRW Exchange Rate
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
January	0.0656	0.0851	0.0889	0.0795	0.0762	0.0852	0.0852	0.0975	0.1037	0.1062
February	0.0612	0.0818	0.0884	0.0797	0.0759	0.0838	0.0850	0.0996	0.1030	0.1061
March	0.0723	0.0815	0.0896	0.0751	0.0754	0.0797	0.0872	0.0985	0.1029	0.1063
April	0.0749	0.0851	0.0901	0.0760	0.0773	0.0823	0.0852	0.1003	0.1060	0.1075
May	0.0711	0.0843	0.0885	0.0781	0.0819	0.0829	0.0862	0.0992	0.1057	0.1077
June	0.0728	0.0864	0.0897	0.0769	0.0832	0.0838	0.0865	0.0967	0.1054	0.1083
July	0.0813	0.0831	0.0895	0.0770	0.0842	0.0847	0.0855	0.0974	0.1046	0.1086
August	0.0741	0.0847	0.0903	0.0782	0.0832	0.0849	0.0868	0.0967	0.1040	0.1065
September	0.0719	0.0821	0.0897	0.0767	0.0818	0.0869	0.0868	0.0959	0.1057	0.1093
October	0.0758	0.0834	0.0880	0.0775	0.0820	0.0845	0.0893	0.0961	0.1061	0.1109
November	0.0808	0.0863	0.0823	0.0786	0.0827	0.0832	0.0954	0.0967	0.1076	0.1081
December	0.0831	0.0877	0.0791	0.0761	0.0843	0.0839	0.0966	0.0990	0.1075	0.1068

TWD Exchange Rate
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
January	0.0297	0.0310	0.0326	0.0309	0.0287	0.0288	0.0299	0.0315	0.0313	0.0303
February	0.0315	0.0304	0.0325	0.0309	0.0285	0.0288	0.0300	0.0322	0.0308	0.0303
March	0.0305	0.0302	0.0329	0.0304	0.0286	0.0288	0.0303	0.0317	0.0308	0.0302
April	0.0303	0.0306	0.0327	0.0304	0.0288	0.0287	0.0300	0.0320	0.0313	0.0300
May	0.0295	0.0306	0.0325	0.0295	0.0294	0.0288	0.0300	0.0319	0.0312	0.0303
June	0.0291	0.0310	0.0325	0.0290	0.0298	0.0289	0.0296	0.0316	0.0309	0.0304
July	0.0291	0.0311	0.0322	0.0288	0.0296	0.0291	0.0293	0.0314	0.0305	0.0304
August	0.0287	0.0314	0.0322	0.0289	0.0292	0.0294	0.0294	0.0305	0.0304	0.0303
September	0.0291	0.0315	0.0319	0.0289	0.0287	0.0296	0.0294	0.0301	0.0302	0.0306
October	0.0309	0.0315	0.0309	0.0290	0.0289	0.0294	0.0299	0.0298	0.0301	0.0309
November	0.0309	0.0316	0.0302	0.0290	0.0287	0.0292	0.0310	0.0298	0.0308	0.0310
December	0.0311	0.0319	0.0302	0.0286	0.0289	0.0294	0.0315	0.0305	0.0307	0.0308

MYR Exchange Rate
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
January	0.2297	0.2632	0.2632	0.2632	0.2631	0.2632	0.2632	0.2632	0.2666	0.2857
February	0.2711	0.2632	0.2632	0.2632	0.2632	0.2632	0.2632	0.2632	0.2692	0.2855
March	0.2751	0.2632	0.2632	0.2631	0.2631	0.2632	0.2632	0.2632	0.2715	0.2892
April	0.2685	0.2632	0.2632	0.2632	0.2632	0.2632	0.2632	0.2632	0.2759	0.2922
May	0.2619	0.2632	0.2632	0.2632	0.2632	0.2632	0.2632	0.2632	0.2754	0.2944
June	0.2421	0.2632	0.2632	0.2632	0.2631	0.2632	0.2632	0.2632	0.2721	0.2896
July	0.2406	0.2631	0.2632	0.2632	0.2631	0.2632	0.2632	0.2666	0.2734	0.2887
August	0.2395	0.2632	0.2632	0.2631	0.2632	0.2632	0.2632	0.2651	0.2717	0.2853
September	0.2628	0.2632	0.2631	0.2632	0.2632	0.2632	0.2632	0.2653	0.2711	0.2935
October	0.2635	0.2632	0.2632	0.2632	0.2631	0.2632	0.2632	0.2649	0.2738	0.3004
November	0.2632	0.2632	0.2632	0.2632	0.2631	0.2632	0.2632	0.2647	0.2764	0.2974
December	0.2632	0.2632	0.2632	0.2631	0.2632	0.2632	0.2632	0.2646	0.2834	0.3024

IDR Exchange Rate
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
January	0.0800	0.1127	0.1343	0.1059	0.0970	0.1127	0.1182	0.1092	0.1067	0.1099
February	0.1117	0.1130	0.1344	0.1015	0.0985	0.1126	0.1183	0.1077	0.1089	0.1095
March	0.1170	0.1146	0.1319	0.0959	0.1018	0.1123	0.1168	0.1057	0.1103	0.1096
April	0.1238	0.1240	0.1262	0.0862	0.1072	0.1153	0.1149	0.1045	0.1138	0.1100
May	0.0866	0.1232	0.1163	0.0899	0.1133	0.1203	0.1079	0.1051	0.1080	0.1133
June	0.0669	0.1491	0.1142	0.0878	0.1148	0.1208	0.1064	0.1025	0.1080	0.1108
July	0.0752	0.1453	0.1118	0.1053	0.1103	0.1175	0.1095	0.1020	0.1103	0.1083
August	0.0897	0.1303	0.1201	0.1128	0.1129	0.1179	0.1067	0.0971	0.1101	0.1067
September	0.0922	0.1205	0.1140	0.1029	0.1111	0.1191	0.1092	0.0971	0.1084	0.1098
October	0.1299	0.1465	0.1072	0.0955	0.1085	0.1177	0.1100	0.0988	0.1100	0.1105
November	0.1351	0.1365	0.1049	0.0956	0.1114	0.1176	0.1111	0.0998	0.1091	0.1068
December	0.1250	0.1408	0.1034	0.0962	0.1117	0.1188	0.1079	0.1017	0.1112	0.1064

Foreign Exchange Market

The foreign exchange market is the largest and most liquid financial market in the world. The foreign exchange market is predominantly an over-the-counter market, with no fixed location and it operates 24 hours a day, seven days a week. London, New York City and Tokyo are the principal geographic centers of the world-wide foreign exchange market. Other, smaller markets include Singapore, Zurich and Frankfurt.

There are three major kinds of transactions in the traditional foreign exchange markets: spot transactions, outright forwards and foreign exchange swaps. “Spot” trades are foreign exchange transactions that settle typically within two business days with the counterparty to the trade. “Forward” trades are transactions that settle on a date beyond spot, and “swap” transactions are transactions in which two parties exchange two currencies on one or more specified dates over an agreed period and exchange them again when the period ends. There also are transactions in currency options, which trade both over-the-counter and, in the U.S., on the Philadelphia Stock Exchange. Currency futures are transactions in which an institution buys or sells a standardized amount of foreign currency on an organized exchange for delivery on one of several specified dates, but typically closes out the contract prior to making or taking delivery. Currency futures are traded in a number of regulated markets, including the International Monetary Market division of the Chicago Mercantile Exchange, the Singapore Exchange Derivatives Trading Limited (formerly the Singapore International Monetary Exchange) and the London International Financial Futures Exchange.

Participants in the foreign exchange market have various reasons for participating. Multinational corporations and importers need foreign currency to acquire materials or goods from abroad. Banks and multinational corporations sometimes require specific wholesale funding for their commercial loan or other foreign investment portfolios. Some participants hedge open currency exposure through off-balance-sheet products.

The primary market participants in foreign exchange are banks (including government-controlled central banks), investment banks, money managers, multinational corporations and institutional investors. The most significant participants are the major international commercial banks that act both as brokers and as dealers. In their dealer role, these banks maintain long or short positions in a currency and seek to profit from changes in exchange rates. In their broker role, the banks handle buy and sell orders from commercial customers, such as multinational corporations. The banks earn commissions when acting as agent. They profit from the spread between the rates at which they buy and sell currency for customers when they act as principal.
CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion (in conjunction with the discussion in the prospectus supplement) summarizes certain of the material U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of the Notes. We intend to treat the Notes as contingent payment debt instruments that are not subject to the special rules for nonfunctional currency contingent payment debt instruments and are subject to taxation as described under the heading “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Contingent Payment Debt Instruments” in the accompanying prospectus supplement. Pursuant to the terms of the notes, each Holder agree to treat the Notes consistent with our treatment for all U.S. federal income tax purposes. The comparable yield for U.S. Holders will be an annual rate of [●]%, and the projected payment schedule for the Notes is as follows:

Schedule based on $1,000 initial investment in the Notes:

2008	$[●]
2009	$[●]
2010	$[●]
Total	$[●]

However, the actual comparable yield and projected payment schedule may vary from our estimate herein, depending upon market conditions on the date of issuance. U.S. Holders may contact The Bear Stearns Companies Inc., Bill Bamber at (212)-272-6635 for the actual comparable yield and projected payment schedule for the Notes.

CERTAIN ERISA CONSIDERATIONS

Section 4975 of the Code prohibits the borrowing of money, the sale of property and certain other transactions involving the assets of plans that are qualified under the Code (“Qualified Plans”) or individual retirement accounts (“IRAs”) and persons who have certain specified relationships to them. Section 406 of ERISA prohibits similar transactions involving employee benefit plans that are subject to ERISA (“ERISA Plans”). Qualified Plans, IRAs and ERISA Plans are referred to as “Plans.”

Persons who have such specified relationships are referred to as “parties in interest” under ERISA and as “disqualified persons” under the Code. “Parties in interest” and “disqualified persons” encompass a wide range of persons, including any fiduciary (for example, an investment manager, trustee or custodian) of a Plan, any person providing services (for example, a broker) to a Plan, the Plan sponsor, an employee organization any of whose members are covered by the Plan, and certain persons related to or affiliated with any of the foregoing.

The purchase and/or holding of Notes by a Plan with respect to which we, Bear Stearns and/or certain of our affiliates is a fiduciary and/or a service provider (or otherwise is a “party in interest” or “disqualified person”) would constitute or result in a prohibited transaction under Section 406 of ERISA or Section 4975 of the Code, unless such the Notes are acquired or held pursuant to and in accordance with an applicable statutory or administrative exemption. Each of us, Bear Stearns and Bear Stearns Securities Corp. is considered a “disqualified person” under the Code or a “party in interest” under ERISA with respect to many Plans, although neither we nor Bear Stearns can be a “party in interest” to any IRA other than certain employer-sponsored IRAs, as only employer-sponsored IRAs are covered by ERISA.

Applicable administrative exemptions may include certain prohibited transaction class exemptions (for example, Prohibited Transaction Class Exemption (“PTCE”) 84-14 relating to qualified professional asset managers, PTCE 96-23 relating to certain in-house asset managers, PTCE 91-38 relating to bank collective investment funds, PTCE 90-1 relating to insurance company separate accounts and PTCE 95-60 relating to insurance company general accounts).

It should also be noted that the Pension Protection Act of 2006 contains a statutory exemption from the prohibited transaction provisions of Section 406 of ERISA and Section 4975 of the Code for transactions involving certain parties in interest or disqualified persons who are such merely because they are a service provider to a Plan, or because they are related to a service provider. Generally, the exemption would be applicable if the party to the transaction with the Plan is a party in interest or a disqualified person to the Plan but is not (i) an employer, (ii) a fiduciary who has or exercises any discretionary authority or control with respect to the investment of the Plan assets involved in the transaction, (iii) a fiduciary who renders investment advice (within the meaning of ERISA and Section 4975 of the Code) with respect to those assets, or (iv) an affiliate of (i), (ii) or (iii). Any Plan fiduciary relying on this statutory exemption (Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code) and purchasing Notes on behalf of a Plan will be deemed to represent that (x) the fiduciary has made a good faith determination that the Plan is paying no more than, and is receiving no less than, adequate consideration in connection with the transaction and (y) neither we, Bear Stearns, nor any of our affiliates directly or indirectly exercises any discretionary authority or control or renders investment advice (as defined above) with respect to the assets of the Plan which such fiduciary is using to purchase the Notes, both of which are necessary preconditions to utilizing this exemption. Any purchaser that is a Plan is encouraged to consult with counsel regarding the application of the exemption.

A fiduciary who causes a Plan to engage, directly or indirectly, in a non-exempt prohibited transaction may be subject to a penalty under ERISA, and may be liable for any losses to the Plan resulting from such transaction. Code Section 4975 generally imposes an excise tax on disqualified persons who engage, directly or indirectly, in non-exempt transactions with the assets of Plans subject to such Section. If an IRA engages in a prohibited transaction, the assets of the IRA are deemed to have been distributed to the IRA beneficiaries.

In accordance with ERISA’s general fiduciary requirements, a fiduciary with respect to any ERISA Plan who is considering the purchase of Notes on behalf of such plan should consider the foregoing information and the information set forth in the applicable prospectus supplement and any applicable pricing supplement, and should determine whether such purchase is permitted under the governing plan document and is prudent and appropriate for the ERISA Plan in view of its overall investment policy and the composition and diversification of its portfolio. Fiduciaries of Plans established with, or for which services are provided by, us, Bear Stearns, and/or certain of our affiliates should consult with counsel before making any acquisition. Each purchaser of any Notes, the assets of which constitute the assets of one or more Plans, and each fiduciary that directs such purchaser with respect to the purchase or holding of such Notes, will be deemed to represent that the purchase, holding and disposition of the Notes does not and will not constitute a prohibited transaction under Section 406 of ERISA or Section 4975 of the Code for which an exemption is not available.

Certain employee benefit plans, such as governmental plans (as defined in Section 3(32) of ERISA) and, if no election has been made under Section 410(d) of the Code, church plans (as defined in Section 3(33) of ERISA), are not subject to Section 406 of ERISA or Section 4975 of the Code. However, such plans may be subject to the provisions of applicable federal, state or local law (“Similar Law”) similar to the foregoing provisions of ERISA or the Code. Fiduciaries of such plans (“Similar Law Plans”) should consider applicable Similar Law when investing in the Notes. Each fiduciary of a Similar Law Plan will be deemed to represent that the Similar Law Plan’s (direct or indirect) acquisition and holding of the Notes will not result in a non-exempt violation of applicable Similar Law.

The sale of any Note to a Plan or a Similar Law Plan is in no respect a representation by us or any of our affiliates that such an investment meets all relevant legal requirements with respect to investments by Plans or Similar Law Plans generally or any particular Plan or Similar Law Plan, or that such an investment is appropriate for a Plan or a Similar Law Plan generally or any particular Plan or Similar Law Plan.

USE OF PROCEEDS AND HEDGING

We will use the net proceeds from the sale of the Notes for general corporate purposes. We or one or more of our subsidiaries (including BSIL) may hedge our obligations under the Notes by the purchase and sale of exchange-traded and over-the-counter options on, or other derivative or synthetic instruments related to, the Reference Currencies or any Component, cash or forward contract positions in the Reference Currencies, futures contracts on the Components and/or options on such futures contracts. At various times after the initial offering and before the maturity of the Notes, depending on market conditions (including the levels of the Components), in connection with hedging with respect to the Notes, we expect that we and/or one or more of our subsidiaries will increase or decrease those initial hedging positions using dynamic hedging techniques and may take long or short positions in any of these instruments. We or one or more of our subsidiaries may also take positions in other types of appropriate financial instruments that may become available in the future. If we or one or more of our subsidiaries has a long hedge position in any of these instruments then we or one or more of our subsidiaries may liquidate a portion of these instruments at or about the time of the maturity of the Notes. Depending on, among other things, future market conditions, the total amount and the composition of such positions are likely to vary over time. We will not be able to ascertain our profits or losses from any hedging position until such position is closed out and any offsetting position or positions are taken into account. Although we have no reason to believe that such hedging activity will have a material effect on the price of any of these instruments or on the Components, we cannot guarantee that we and one or more of our subsidiaries will not affect such prices or the Components as a result of its hedging activities. You should also refer to “Use of Proceeds” in the accompanying prospectus.

SUPPLEMENTAL PLAN OF DISTRIBUTION

Subject to the terms and conditions set forth in the Distribution Agreement dated as of June 19, 2003, as amended, we have agreed to sell to Bear Stearns, as principal, and Bear Stearns has agreed to purchase from us, the aggregate principal amount of Notes set forth opposite its name below.
Agents	Principal Amount of Notes
Bear, Stearns & Co. Inc.	$[ ]
Total	$[ ]

The agents intend to initially offer $[●] of the Notes to the public at the offering price set forth on the cover page of this pricing supplement, and to subsequently resell the remaining face amount of the Notes at prices related to the prevailing market prices at the time of resale. In the future, the agents may repurchase and resell the Notes in market-making transactions, with resales being made at prices related to prevailing market prices at the time of resale or at negotiated prices. We will offer the Notes to Bear Stearns at a discount of [●]% of the price at which the Notes are offered to the public. Bear Stearns may reallow a discount to other agents not in excess of [●]% of the public offering price.

In order to facilitate the offering of the Notes, we may grant the agents a 13-day option from the date of the final pricing supplement, to purchase from us up to an additional $[●] of Notes at the public offering price, less the agent’s discount, to cover any over-allotments. The agents may over-allot or effect transactions which stabilize or maintain the market price of the Notes at a level higher than that which might otherwise prevail in the open market. Specifically, the agents may over-allot or otherwise create a short position in the Notes for its own account by selling more Notes than have been sold to them by us. If this option is exercised, in whole or in part, subject to certain conditions, the agents will become obligated to purchase from us and we will be obligated to sell to the agents an amount of Notes equal to the amount of the over-allotment exercised. The Agents may elect to cover any such short position by purchasing Notes in the open market.

Payment of the purchase price shall be made in funds that are immediately available in New York City.

The agents may be deemed to be “underwriters” within the meaning of the Securities Act. We have agreed to indemnify the agents against or to make contributions relating to certain civil liabilities, including liabilities under the Securities Act. We have agreed to reimburse the agents for certain expenses.

The Notes are a new issue of securities with no established secondary market. The Notes will not be listed on any securities exchange; and we do not expect a secondary market to develop. Bear Stearns has advised us that, following completion of the offering of the Notes, it intends under ordinary market conditions, to indicate prices for the Notes on request, although it is under no obligation to do so and may discontinue any market-making activities at any time without notice. Accordingly, no guarantees can be given as to whether an active secondary market for the Notes will develop or, if such a secondary market develops, as to the liquidity of such secondary market. We cannot guarantee that bids for outstanding Notes will be made in the future; nor can we predict the price at which any such bids will be made. The Notes will cease trading as of the close of business on the Maturity Date.

Because Bear Stearns is our wholly-owned subsidiary, each distribution of the Notes will conform to the requirements set forth in Rule 2720 of the NASD Conduct Rules.

LEGAL MATTERS

The validity of the Notes will be passed upon for us by Cadwalader, Wickersham & Taft LLP, New York, New York.

You should only rely on the information contained in this pricing supplement, the accompanying prospectus supplement and prospectus. We have not authorized anyone to provide you with information or to make any representation to you that is not contained in this pricing supplement, the accompanying prospectus supplement and prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. This pricing supplement, the accompanying prospectus supplement and prospectus are not an offer to sell these Notes, and these documents are not soliciting an offer to buy these Notes, in any jurisdiction where the offer or sale is not permitted. You should not under any circumstances assume that the information in this pricing supplement, the accompanying prospectus supplement and prospectus is correct on any date after their respective dates.

The Bear Stearns
Companies Inc.

$[●]

Medium-Term Notes, Series B

Linked to the Strengthening of the
Singapore Dollar, South Korean Won, New
Taiwan Dollar, Malaysian Ringgit, and
Indonesian Rupiah Exchange Rates against
the U.S. Dollar

Due January[●], 2010

PRICING SUPPLEMENT

Bear, Stearns & Co. Inc.

January [●], 2008

TABLE OF CONTENTS
Pricing Supplement
Page
Summary	PS-2
Key Terms	PS-4
Questions and Answers	PS-7
Risk Factors	PS-11
Description of the Notes	PS-17
Description of the Basket	PS-23
Certain U.S. Federal Income Tax Considerations	PS-25
Certain ERISA Considerations	PS-26
Use of Proceeds and Hedging	PS-27
Supplemental Plan of Distribution	PS-27
Legal Matters	PS-28
Prospectus Supplement
Risk Factors	S-3
Pricing Supplement	S-8
Description of Notes	S-8
Certain US Federal Income Tax Considerations	S-32
Supplemental Plan of Distribution	S-46
Listing	S-47
Validity of the Notes	S-47
Glossary	S-47
Prospectus
Where You Can Find More Information	1
The Bear Stearns Companies Inc.	2
Use of Proceeds	4
Description of Debt Securities	4
Description of Warrants	16
Description of Preferred Stock	21
Description of Depositary Shares	25
Description of Depository Contracts	28
Description of Units	31
Book-Entry Procedures and Settlement	33
Limitations on Issuance of Bearer Debt Securities and Bearer Warrants	43
Plan of Distribution	44
ERISA Considerations	48
Legal Matters	49
Experts	49